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Re: K12 Inc. Form 10-K for the Year Ended June 30, 2012 Filed September 12, 2012 File No. 001-33882

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated February 21, 2013, to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K”).  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.  In connection with the Company’s response to each comment the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Form 10-K for the Year Ended June 30, 2012

Item 1. Business, page 1

Academic Performance, page 10

1.              Please discuss whether you are required to test the students enrolled in your managed public schools using state proficiency tests and/or meet the Adequate Yearly Progress requirements of No Child Left Behind Act. If so, please discuss the academic performance of your students under these academic performance measures. Discuss the extent to which academic performance at your managed public schools impacts the granting or revocation of state charters for your schools.

Response

The managed public schools the Company serves are required under the No Child Left Behind (“NCLB”) Act to test their students under their respective state proficiency standards and the Adequate Yearly Progress requirements (“AYP”) of the NCLB Act.  Like traditional public schools, not all of the managed public schools the Company serves satisfy those academic performance measures.  For school year 2011-12, 49% of all public schools in the United States failed to make AYP, up from 39% in the prior school year (see http://www.cep-dc.org/index.cfm?DocumentSubSubTopicID=8).  These AYP performance results are likely to continue as the NCLB Act deadline of achieving 100% proficiency for all students by 2014 is fast approaching and most states still need to increase student proficiency to meet that federal mandate.  As a result, 44 states have applied for waivers of these and other requirements of the NCLB Act by the U.S. Department of Education and waivers have already been granted to 34 states.

Notably, it is even more difficult for a virtual school that enrolls students on a statewide basis to satisfy AYP requirements for a number of reasons.  For example, because these schools generally enroll students from throughout a state as opposed to within a local school district, and because a single virtual school can have thousands of students, there are typically several more AYP subgroups to test for the school (e.g., economically disadvantaged students, or those with limited English proficiency or in a minority classification). If one subgroup fails to make AYP, the entire school fails to achieve the annual AYP objectives.  Additionally, unlike traditional public schools, virtual schools are characterized by a highly-mobile student population with a growing percentage of students who enroll in their first year already well behind state proficiency levels. As a result, static proficiency tests like AYP are far less useful in measuring the academic performance of a school in contrast to growth measures which demonstrate individual student progress over the course of the school year.

Accordingly, beginning in the 2008-09 school year, the Company has evaluated the progress of students in the managed public schools it serves using adaptive assessment tests that allow the Company to measure student gains compared to a nationally-normed group.  These tests are provided by Scantron Corporation, an independent testing firm.  For the past three years, Scantron’s Performance Series tests have demonstrated student gains in the managed public schools we serve close to or above the gains of norm groups for math and reading for all grade levels.

Recognizing that student proficiency, used to determine AYP, does not measure individual student growth during a school year, many states are also adopting alternative growth models to measure school and student achievement.  Moreover, because AYP measures have generally become disfavored and state waiver requests continue to increase, the Company believes that reporting actual student gains data rather than AYP for each of the managed public schools it serves is a preferable measure of the academic performance of the students in those schools. Accordingly, the Company recently published a 2013 Academic Report that provides this data for each of those schools in all the states in which we operate (see http://www.k12.com/sites/default/files/pdf/2013-K12-Academic-Report-Feb6-2013.pdf).  AYP test results on all public schools, including the virtual schools managed by the Company, are of course available through each state’s education department and are typically published on their websites (e.g. Michigan Virtual Charter Academy (www.michigan.gov/documents/mde/2011-12_Accountability_Master_File_394122_7.xls) and California Virtual Academy – Los Angeles (http://ayp.cde.ca.gov/reports/Acnt2011/2011APRSchAYPReport.aspx?allcds=19650940112706&df=2).  Further, the Company notes that states that have received waivers are no longer even reporting whether the schools in their state met AYP.

Finally, AYP results are not a determinative factor that is considered in the granting or revocation of a school charter in the 33 states in which the Company has school management contracts.  States also rely on their own accountability systems, in addition to reporting AYP, in determining the grant, renewal or revocation of charters.

Comment
Form 10-K for the Year Ended June 30, 2012

Item 1A. Risk Factors, page 29

2.              Public reports indicate that virtual public schools, including some of your schools, experience significant student attrition throughout the school year. Please supplement your risk factor disclosure to describe this issue and any negative impact it has on your operations and financials, or explain why such disclosure is unnecessary. Also expand your disclosure under Management’s Discussion and Analysis to discuss student attrition across all your schools, how it impacts your financial results, including public funding of your managed schools, and any trends in this regard.

Response

As explained below, because student attrition (withdrawals) throughout the school year is not a significant risk, and student enrollment data is reported quarterly, the Company respectfully submits that it is unnecessary to supplement or expand upon these matters in the Form 10-K.

It is indeed the case that the managed public schools the Company serves experience attrition throughout the school year.  This occurs for many reasons.  Some students may find the curriculum too demanding or time consuming.  Also, a family may relocate or the student may miss activities offered by traditional public schools.  Conversely, the schools may gain new enrollments during the year, such as students who enroll in-year to avoid bullying at the public school in which they started the year or due to illness which keeps them home.  Because these fully managed schools are public schools, and strive to serve all students who want this option, they also must accept new students throughout the school year no matter the level of academic performance in their prior school.  The Company has not observed a significant change in this pattern since opening its first few schools over a decade ago.  As explained in the next paragraph, the change in total average enrollment quarter to quarter over any given school year generally varies between 1-4%.  Accordingly, the Company does not regard attrition throughout the school year as a significant risk to its business or results of operations.

The Company discloses student enrollment data across these managed public schools each quarter in filings with the Commission.  These enrollment figures reflect very stable enrollment levels from quarter to quarter.  For example, on page 22 of the Form 10-Q for the period ended December 31, 2012, filed with the Commission on February 5, 2013, the Company reported that the three-month average student enrollment for the quarter was 119,132 students in the managed public schools, whereas the average student enrollment for the six months ended December 31, 2012 was 119,831, reflecting a change of less than 0.5%.  By comparison, on page 24 of the Form 10-Q for the period ended December 31, 2011, filed with the Commission on February 9, 2012, the Company reported that the three-month average student enrollment for the quarter was 105,070 students in the managed public schools, whereas the average student enrollment for the six months ended December 31, 2011 was 104,507, reflecting an overall increase in net enrollment of less than 1.0%. We generally experience a slight decline in our total average enrollments in the fourth quarter as students usually do not enroll towards the end of the school year although withdrawals continue during this period.

Because historical student enrollment throughout the school year has not varied to any significant degree, the Company submits that student attrition during the school year has no material impact on its financial results, nor does it affect decisions by state governments to fund virtual public schools.  Rather, as disclosed extensively in the Company’s filings with the Commission and as discussed during our earnings calls, the Company’s financial results are significantly more dependent on adding enrollments in new states that authorize virtual public schools, increasing enrollments in existing states from school year to school year, expanding or eliminating enrollment caps, and by funding levels made available for virtual public schools by state legislatures, rather than by attrition throughout a school year.

Comment
Form 10-K for the Year Ended June 30, 2012

Item 3. Legal Proceedings, page 45

3.              Please disclose the relief sought in the IpLearn matter. In addition, please tell us what consideration you have given to disclosing the Florida Department of Education’s investigation into your teacher certification practices. Refer to Item 103 of Regulation S-K.

Response

In the lawsuit filed by IpLearn against the Company alleging infringement of three of its patents, IpLearn is primarily seeking an injunction from any continued infringement as well as an award of unspecified monetary damages.  In future filings, the Company will include the relief sought.

The Company’s decisions regarding the disclosure of the Florida Department of Education investigation into the Company’s teacher certifications were driven by the requirements of Item 103 of Regulation S-K and its underlying purpose. Item 103 specifies that “material pending legal proceedings” be disclosed in the annual report on Form 10-K. Investigations by definition are fact-gathering exercises. They may or may not lead to a lawsuit, enforcement action or formal agency proceeding. Premature disclosure could unnecessarily imply that a public company is culpable of unlawful acts before cause is found to support an actual legal proceeding. Absent such information, the Company believes that an investigation by a government agency is not considered a “material pending legal proceeding” within the meaning of Item 103.  See Richman v. Goldman Sachs Group, Inc., Fed. Sec. L. Rep., ¶ 96,926 (S.D.N.Y. June 21, 2012); United States v. Matthews, 787 F. 2d 38 (2d. Cir. 1986). Indeed, based on the results of an internal investigation by independent outside counsel retained by the Company at that time to examine the teacher certification allegations, the Company had no reason to believe that the allegations made were factually supported and the Company issued a press release about those findings on September 11, 2012. Moreover, the Company discloses in the “Risk Factors” section of the Form 10-K that it is subject to complex regulatory requirements in all states in which it operates and that there is a risk of non-compliance as those regulations applicable to traditional schools are applied to online public schools. In sum, the Company determined for the reasons set forth above that it was not required to, nor should it otherwise, disclose this investigation once it learned of its existence.

Comment
Form 10-K for the Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Managed Public Schools, page 59

4.              If accurate, disclose that the Managed Public Schools Average Student Enrollments figures (page 68) include enrollments for which you receive no public funding and quantify the amount of such enrollments for each period. Explain that in certain states you enroll students after the date by which these states will provide funding. Discuss how acceptance of these unfunded students impacts your financial results and disclose any trends in this regard.

Response

It is accurate that the managed public school enrollment figures in the Form 10-K include students for which no public funding is received.  The virtual public schools managed by the Company are typically funded by states on a per student basis.  Those funds are provided directly to the schools, which generally retain a portion of those monies to cover the oversight responsibilities of the independent governing authorities. As a vendor to those virtual schools, the Company invoices the schools monthly based on enrollments for active students.  The schools then pay the Company to the extent that the overall state funding received is sufficient to cover these invoices.

The methodology by which a school receives public funding varies greatly by jurisdiction, school and program. In some states, the school is funded based on the number of students enrolled on a specified date (known as a “single count state”), and the single count date is frequently during the first semester of a school year. In other states, school funding is based on enrollment data for two or more dates during the school year (known as a “multiple count state”). If students enroll after the applicable count date(s), the school does not receive any additional funding.  Other managed public schools are funded according to the average daily attendance of the students or other eligibility compliance requirements.  As states become more familiar with the operations of and choice offered by these schools, they also are refining their funding methodologies and state policies. For example, last year Indiana changed from a single count state to a multiple count state, which significantly reduced the number of unfunded students in FY 2013 for whom the Company provided educational products and services.

Regardless of the funding method, the schools managed by the Company generally continue to accept enrollments throughout the school year, similar to public school systems.  In the circumstances where these enrollments are unfunded, it impacts both the Company’s costs and revenues. The Company incurs variable instructional costs, which are based directly on the number of teachers required, fulfillment costs for student computers and instructional materials, and third-party system costs to provide educational services to unfunded students.  At the same time, revenues are adversely impacted by the number of unfunded enrollments.

The estimated unfunded enrollments are the sum of the students enrolled each month during the school year after the applicable state count date through June (the “Unfunded Enrollments”).  The table below quantifies the Unfunded Enrollments for the periods presented.

	Six Months Ended	Years Ended June 30,
	December 30, 2012	2012	2011	2010

Average Student Enrollments	119,831	100,686	71,322	56,962

Unfunded Enrollments*	900	7,000	3,500	2,200

* The Years Ended June 30, 2010, 2011 and 2012 represent the full-year impact of Unfunded Enrollments, while the Six Months Ended December 31, 2012 represents only the first six months of fiscal year 2013.

As discussed above, the number of Unfunded Enrollments varies based on state funding methodologies. In fiscal year 2012, the Company experienced an increase in Unfunded Enrollments as certain of its managed schools had significant mid-year enrollments after funding count dates. With the exception of fiscal year 2012, Unfunded Enrollments as percentage of average student enrollments have been less than 5% since fiscal year 2010. As illustrated in the table above, Unfunded Enrollments as a percentage of average enrollments during the first six months of fiscal year 2013 have decreased significantly from fiscal year 2012 levels primarily because certain states changed from single count to multiple count dates and, consistent with their own state laws and regulations, some governing authorities of managed public schools are taking steps to control mid-year enrollments. The Company currently estimates that Unfunded Enrollments for the full fiscal year 2013 will be approximately 2,500 and believes Unfunded Enrollments across all managed public schools will continue to remain an immaterial percentage of total average student enrollments. For the foregoing reasons, the Company respectfully submits that, with the exception of fiscal year 2012, Unfunded Enrollments have not had and are not expected to have a material impact on the Company’s results of operations.  Rather, as noted above in our response to the Staff’s second comment, the Company’s financial results are significantly more dependent on increasing enrollments in uncapped states, expanding or eliminating enrollment caps, entering new states, and by per pupil funding levels.

The Company acknowledges the Staff’s comment and in future Commission filings will disclose in narrative that the Managed Public Schools Average Student Enrollments include enrollments for which the Company receives no public funding and will discuss any changes in trends of Unfunded Enrollments.

Comment
Form 10-K for the Year Ended June 30, 2012

Results of Operations, page 68

5.              Please discuss net income (loss) for each period.

Response

The Company is supplementally providing the following discussion of changes in net income (loss) in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-K for the Year Ended June 30, 2012, for the periods indicated below. The Company will include similar disclosure in future filings with the Commission.

For the year ended June 30, 2012

Net Income.  Net income was $16.1 million for the year ended June 30, 2012, compared to net income of $11.7 million for the year ended June 30, 2011, an increase of $4.4 million. Net income as a percentage of revenues increased to 2.3% for the year ended June 30, 2012, as compared to 2.2% for the year ended June 30, 2011, as a result of the factors discussed in the Company’s Form 10-K on pages 70-71.

For the year ended June 30, 2011

Net Income.  Net income was $11.7 million for the year ended June 30, 2011, compared to net income of $20.9 million for the year ended June 30, 2010, a decrease of $9.2 million. Net income as a percentage of revenues decreased to 2.2% for the year ended June 30, 2011, compared to 5.4% for the year ended June 30, 2010, primarily as a result of our increased operating costs offset by a decrease in our income tax expense from year to year as discussed in the Company’s Form 10-K on pages 71-72.

Comment

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Summary Compensation Table for Fiscal Year 2012, page 39

6.              It appears that you reported the discretionary portion of the 2012 cash bonuses within the Nonequity Incentive Plan Compensation column. Consistent with the disclosure on page 34, please report these types of discretionary payments within the Bonus column. Refer to Question 119.02 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

The Company acknowledges the Staff’s comment and in future proxy statement filings with the Commission will report in the “Bonus” column of the “Summary Compensation Table” discretionary payments over and above amounts earned by meeting applicable performance measures in a non-equity incentive plan.

Comment

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Grants of Plan-Based Awards During Fiscal Year 2012, page 40

7.              Please report option awards in the columns required by Regulation S-K Item 402(d).

Response

The Company acknowledges the Staff’s comment and in future filings with the Commission will report option awards that are not equity incentive plan awards in the columns under the headings designating option awards in the “Grants of Plan Based Awards Table.”

Comment

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Grants of Plan-Based Awards During Fiscal Year 2012, page 40

8.              Please tell us how you reflected Mr. Packard’s fiscal 2012 stock option awards and restricted stock awards in the summary compensation table and grants of plan-based awards table, separately addressing those that are performance-based versus time-based.

Response

Mr. Packard received one stock option grant in fiscal year 2012 at a fixed value of $1,500,000 as determined by the Company’s Compensation Committee of the Board of Directors (the “Compensation Committee”) divided into two equal portions of $750,000 each. One portion has a solely time-based four year vesting schedule commencing on the grant date.  The other portion vests over four years as well, but the vesting period would not commence until Mr. Packard satisfied a performance condition of hiring a new President and Chief Operating Officer. The number of options associated with each portion of the award was determined by dividing the fixed value of each portion of the award by the Black-Sholes value of an option on the award date.  Because of the different vesting periods for each portion of the award described above, the Black-Sholes value for each portion of the award was slightly different resulting in a different number of options associated with the fixed value of each portion of the award.  The two portions of the option award were reported separately in the “Grants of Plan Based Awards Table” but were erroneously included in the “All Other Stock Awards” column.  As indicated above, in future filings with the Commission, the Company will report option awards in the correct columns in this table.  The stock option awards were reported in the Summary Compensation Table under the column heading “Option Awards.”

Mr. Packard received one restricted stock grant in fiscal year 2012 at a fixed value of $1,250,000 as determined by the Compensation Committee.  The award was based on the attainment of a performance objective relating to revenue growth in fiscal year 2011 and having satisfied the performance objective, the award was granted to him on August 12, 2011. The number of restricted shares granted was determined by dividing the fixed award value by the closing price of the Company’s stock on the grant date. The stock award is subject to a time-based vesting over a three year period following the date of grant. Because it is subject solely to time-based vesting, the award is reported in the “Grants of Plan Based Awards Table” in the column under the heading “All Other Stock Awards.”  The award is reported in the “Summary Compensation Table” under the heading “Stock Awards.”  The Company acknowledges that this award was also reported in the “Grants of Plan Based Awards Table” for fiscal year 2011 under the columns for equity incentive plan awards.  However, the reporting of this award in the “Grants of Plan Based Awards Table” for 2011 was erroneous because the Company believes that the award falls within the scope of FASB ASC Topic 718 (“Topic 718”) and was not considered to have been granted for purposes of Topic 718 until fiscal year 2012.

The Company also acknowledges that Mr. Packard received a similar restricted stock award in fiscal year 2013, which was granted in August 2012 and is discussed in the Compensation Discussion and Analysis on page 35 of the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on October 29, 2012.  This award was not reported in either the “Summary Compensation Table” or the “Grants of Plan Based Awards” table for fiscal year 2012 because the Company believes that the award falls within the scope of Topic 718, but was not considered granted for purposes of Topic 718 until fiscal year 2013.  The Company presently expects to report this fiscal year 2013 grant in its fiscal year 2013 compensation tables in a manner similar to the 2012 reporting of Mr. Packard’s fiscal year 2012 restricted stock award.

If you have any questions or comments with regard to these responses or other matters, please contact me at (202) 637-2275.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of LATHAM & WATKINS LLP

cc:                                Howard D. Polsky, General Counsel and Secretary